Abbreviated Business Plan
Company

American Public House, Inc. is a Sub-Chapter C corporation registered in the State of Georgia. Incorporated in April, 2023 and authorized to issue 1,000,000 shares of Common Stock. The company evolved from Public House Coffee, Inc. which operated two "Starbucks" like espresso bars in Brunswick, GA and Jacksonville, FL in 2016 – 2018.

Opportunity
Problem
Statesboro, Georgia lacks a true mid-range dining experience. Food offerings in the area are limited to a handful of formula restaurants (Chilis, Ruby Tuesday, Cracker Barrel, and Olive Garden), several traditional Quick Service Restaurants (QSR) like McDonald's, Burger King, Taco Bell and one aging Brew Pub (Eagle Creek Brewery). The area boasts one fine dining establishment (The Bull and Barrel) which is open weekends only and a dozen nondescript family owned restaurants. Residents looking for a quality dining experience generally travel one hour to Savannah, GA to find higher quality offerings.

Solution
American Public House (APH) is unique, hybrid food establishment combining an Espresso Bar, "Grab & Go" lunch, Irish Pub and Craft Brewery offering an amazing, moderately priced, dining experience in a warm, comfortable social gathering space.

The APH day begins at 6AM as a "Starbucks" type espresso bar offering gourmet coffee drinks, tea and pastries prepared in-house. Ample space allows guests to self-seat, socialize with friends, work on their computers and start their day. Menu items from the "Espresso Bar" will be available all day long and will compliment lunch and dinner offerings.

As midday approaches, Public House morphs into a Grab & Go lunch spot inspired by the "Green District" founded in Louisville, KY offering fresh, healthy soups, salads and sandwiches. Lunch offerings are available from 11AM till the end of the day (10PM) and will augment our evening menu with lighter menu offerings. Like our morning coffee operations, guests can self seat in our from of house but table service will not be available

At 3PM, the Irish Pub comes alive! American Public House, inspired by the Fado's Pub chain, will offer a variety of appetizers, steaks, burgers and Irish signature dishes served by a staff of highly trained wait staff. Best of all, our guests will have the option of choosing from eight Irish craft beers brewed in house as well as a line of fine wines and other signature drinks.

This unique, one of a kind food establishment is designed not only to offer guests what they want throughout the day but to maximize our revenue per square foot. Coffee shops like Starbucks historically struggles with late afternoon and evening sales while numerous restaurant chains skip the lunch crowd and open at 4PM leaving locations empty a large part of the day. Our design concept allows for 16 hours of operations daily, seven days a week.

Location

After careful consideration, American Public House selected 9,600 SF of retail space located on the back side of Statesboro Mall. This property, once occupied by Sears Home Store is bounded by Lovett Road, Brannen St and Northside Drive East. This high traffic area boasts vehicle traffic in excess of 50.000 views daily.

Food related business within 5 miles of the Mall include McDonalds, Longhorn Steak House, Krispy Kreme, Pizza Hut and multiple one-off restaurants. Additionally, Walmart, AMC Theaters and a second "Outdoor Mall" are located in walking distance. The Georgia Southern University campus is approximately 4.2 miles from the American Public House planned location

Statesboro is the largest city and county seat of Bulloch County, Georgia, in the southeastern part of the state, its population was 33,438 at the 2020 census. It is the principal city of the Statesboro micropolitan area, which had 81,099 residents, and is part of the Savannah–Hinesville–Statesboro combined statistical area.

The economy of Statesboro is based on education, manufacturing, and agribusiness sectors. Statesboro serves as a regional economic hub and has more than one billion dollars in annual retail sales

Georgia Southern University is the largest employer in the city, with 6,700 regional jobs tied directly and indirectly to the campus. Georgia Southern University boasts 27,076 students including 23,527 undergraduate and 3,549 graduate students for the academic year 2021-2022.

Statesboro, GA will experience significant growth over the next decade, State and local officials in Georgia lured Hyundai's EV plant south of Statesboro on I16 with tax breaks and incentives worth $1.8 billion, making it the state's largest economic development deal. Hyundai will be hiring 8,100 workers; suppliers are expected to create thousands of additional jobs in the state.

Market

One of the most attractive facts about both the coffee and craft beer industries is how closely aligned the demographics of each group are. For example, Starbucks markets to both males and females, in a wide age group of 22 to 60 years, with a focus mostly on urban and suburban centers. The target market is relatively affluent – middle and upper class – as well as educated, socially aware, active and busy. This is the craft beer demographic to a tee.

The craft beer industry targets a similar age group. US Craft Beer Consumption By Age is very similar.

Age Group	% of Weekly Drinkers
21-34	49.00%
35-44	52.00%
45-54	44.00%
55-64	36.00%
65 or older	31.00%

US Craft Beer Consumption By Income

$150,000 + (38.9%)
$30,000-$69,999 (20.7%)
$100,000-$149,999 (13.6%)
$70,000-$99,999 (9.5%)
Earning Less Than $30,000 (8.8%)
Businesses (8.5%)

Consider these Important Beer and Coffee Facts

- 73% of craft beer drinkers say that they know exactly what kind of beer they are going to buy even before they go to the store.
- Only 33% of craft beer drinkers ask someone for advice regarding which beer they should try if they've never had one before.

- 45% of craft beer drinkers say they would try different brands if they had access to more information about them.
- Most craft beer sales occur at either a liquor store or a package store rather than a big box discount retailer or a grocery store.
- 40% of GenX'ers say that they prefer having a good craft beer over a good national brand, although they are the most likely demographic to put imported beer and craft beer into the same value category.
- Those aged 21-35 are more likely to show a specific preference for a single craft beer over those aged 36-47.
- Craft beers have averaged 10.9% growth in the last 10 years.
- US craft beer volume sales increased nearly 8% in 2021.
- According to the latest data provided by the Brewers Association on US beer sales, total beer sales went up only 1% in 2021.
- Craft beer sales had a better run considering they jumped nearly 8% or 7.9% to be exact. With this movement, the American beer market share held by microbreweries reached 13.1%.
- The craft beer market is expected to reach $210.78 billion by 2028.
- Craft beer sales went up 7.9% in the US
- Craft beer represented 13.1% of the total beer market in the country.
- 40% of American adults consume craft beer.
- 51% of male and 33% of female craft beer consumers drink this beverage weekly.

Key Coffee Statistics 2023
- The average person who drinks coffee every day will consume an average of 3 cups every day, which amounts to almost 600 million cups of coffee consumed in the US per year.
- The coffee industry sells over $30 billion worth of products in the US every year and is often seen as a healthy alternative that boosts antioxidant levels.
- The percentage of people drinking gourmet coffees regularly has fallen from 56% to 49%.
- 13% of coffee drinkers utilize home coffee makers that produce just one cup of coffee at a time.
- Men who drink 2 or 3 cups of coffee per day have a 10% chance of outliving men who don't drink coffee at all.
- Women who drink at least 2 cups of coffee per day have a 13% chance of outliving their non-coffee drinking peers.
- 74% of Hispanics drink coffee daily, which is 12 % more than any other demographic.
- 62% of men drink coffee every day in contrast to 66% of women who drink coffee daily.

- 64% of adults in America admit to drinking coffee daily.
- In America, people drink around 400 million cups of coffee each day.
- 79% of American adults make their coffee at home.
- Americans drink approximately 146 billion cups of coffee annually.
- Nearly 110-120 million bags of coffee are made across the globe yearly.

Competition

Defining our competition can be a challenge to American Public House. By definition, we are a brew pub and have only one competitor in a 40-mile radius. This competitor is *Eagle Creek Brewing* located in the Statesboro, GA downtown district. The establishment is hard to find, has aged to some degree and has a limited food offering.

However, as a hybrid establishment offering an early morning espresso products, a fast casual Grab & Go lunch, and formula restaurants selling cheaper products with a full bar we will also compete with three distinct types of food establishments. Additionally, because of the rapid growth of food delivery services (Third Party Aggregators) our list of competitors could be considered large.

There are also numerous pizza shops, Mexican restaurants and sea food houses that offer a menu offerings that we have not included. These establishments will attract parts of the dining publics market share but will not be considered in our competitor list below.:

Local Coffee Shops
- Starbucks
- Ellianos Coffee Company
- Dunkin Donuts
- The Daily Grind
- Cool Beanz Espresso Bar
- Three Tree Coffee
- Joe Muggs Coffee

Fast Casual / Grab & Go Restaurants
- Fire House Subs

- Subway
- Panera Bread
- McAllisters
- Larry's Giant Subs
- Baldinos Giant Jersey Subs
- Jersey Mike's Subs

Fine Dining establishments
- Bull & Barrel
- Sugar Magnolia
- Beaver House Restaurant

Local Restaurants offering Table Service and Full Bar
- Gnats Landing
- Del Sur
- Ruby Tuesday
- Chilis
- Olive Garden
- Outback (Under Construction)
- Longhorn Steak House

Third Party Aggregators
- DoorDash
- GrubHub
- Uber Eats

Why Us?

The success of our operation will rest on the shoulders of four senior staff members. Two are in place and two will be hired several months before operations begin.

Dr Dana Atkins. President,, CEO and Founder.
Our founder is the single most important component for this project to succeed. Dr. Atkins holds 6 degrees including a BA in Economics, MBA and PhD in Operations & Logistics. Twenty years experience as a Professor of Business with the University of Colorado, Twenty years of leadership experience as an Air Force Pilot, Commander and Congressional Liaison, and Fifteen years of restaurant management / consulting make him highly qualified for the position he holds.

Briana D Atkins, CFO & Interim Director of HR
Our chief administrator is a highly qualified accountant with extensive experience with back of house administrative functions. Her role will include recruiting, onboarding, scheduling and management of daily sales and spending. As the company grows, the Human Resources function will be handed off to a full time VP od HR.

VP of Brewing Operations & Interim Brew Master (To Be Hired)
Hiring an experienced, highly skilled Brew Master to lead our brew team and help craft our eight permanent beer lines is critical to the success of American Public House. The VP of Brewing Ops will have a minimum of five years commercial brewing experience and heavy management expertise

VP of Food Operations & Interim Executive Chef) (To Be Hired)
 American Public House will serve food that is higher in quality that the typical formula restaurant bur not what would be considered high-end fine dining. With entrée prices ranging between $18 - $35 we understand the need for an executive chef who can curate the menu, train our staff and manage the day to day operations of a complex hybrid food establishment. This VP of Food Operations will act as hands on Executive Chef for the first six months of operations

Expectations
Forecast
Having a passion for great food, beer and coffee will make American Public House attractive to customers. Finding a great, high traffic location will make it easy to get to us. Knowing the numbers will make our company profitable.
We are "numbers" people and believe specific metrics are critical to watch daily. We do this using technology and have decided to use "Restaurant365" as a base for our financial management activities.
Restaurant365 is a leading all-in-one software application for restaurants serving small business, multi-location, franchise, and enterprise operators. This software Increases sales, controls food costs, and optimizes labor with accounting,

bookkeeping, and budgeting software for restaurants allowing a tailored chart of accounts, P&L, income statement, and real time financial transactions.

365 provides a restaurant inventory management system to control food cost and allow inventory control. It helps monitor labor through hiring contro, onboarding, scheduling, and payroll management.

This system will allow us to monitor the key performance metrics we believe are necessary for profitability. They are as follows:

Menu Pricing

Many food operations fail because of flawed pricing. Our price model is 3,5 times the cost of ingredients which allows us to cover ingredients, labor and overhead. This factor allows us to reach the following percentages:

PP&E	10%
Food Cost Percentage	26%
Alcohol Cost	18%
Labor Cost	
Management	6 %
Hourly Staff	26 %
Marketing & Advertising	3%
EBIDTA	12%

Financial Assumptions

Several assumptions were made to simplify the creation of our proforma financial projections. While we understand that annual sales figures are not a straight-line function and fluctuate monthly, we selected to apply a 15% growth rate for Year 1 and 2 revenue projections.

Initial Annual Revenue

We have set our initial Year 1 revenue stream at $2,9 million based on the average sales of typical corporate competitors combined with expected coffee sales generated from 6Am to 11AM. The annual revenue generated by our competition is shown below. We expect to sit between Cracker Barrel and Ruth Chris.

Company	Avg Annual Revenue
Starbucks	$ 1.5 Million
Applebee's	$ 2.1 Million

Chilis $ 3.6 Million
Cracker Barrel $ 3.8 Million
Ruth Chris $ 4.6 Million
Mortons $ 66 Million

Financial Highlights by Year



Legend: Revenue | Expenses & Costs | Net Profit (or Loss)

Financing Needed
Funding Sources & Uses Statement
Project Cost

Legal Fees	$ 5 ,000
Architectural Fees	$ 45,000
Building Acquisition	$ 35,000
Exterior Make Over	$ 350,000

9

Interior Buildout	$ 450,000
Brewing Equipment	$ 125,000
Kitchen Equipment	$ 50,000
Initial Inventories	$ 40,000
Allowance For Overages	$ 250,000
Total Cost	**$ 1.350.000**
Sources	
Founder	$ 200,000
James Hull	$ 350,000
Renasant Bank SBA Loan	$ 475,000
Brew Finance Equipment Lease	$ 295,000
Private Investors	$ 200,000
Total Cost	**$ 1,350,000**

Milestone	Due Date	Details
SBA Loan Application Submitted	July 14, 2023	Renasant Bank Statesboro, GA
SBA Loan Application Submitted	July 14, 2023	
Angel Funding Campaign Started	July 17, 2023	
Lease In Hand	August 01, 2023	Estimated time is 3 months

Lease Signing	August 14, 2023	
Exterior Construction Complete	August 30, 2023	Estimated time is 3 months
Interior Build-Out Begins	September 11, 2023	Estimated time is 3 months
C Staff Search	September 15, 2023	VP Brewing OPs, VP - Food Ops)
Brewery Staff Hiring Campaign Begins	November 01, 2023	
Brewmaster / VP Brewing Ops Day 1	December 01, 2023	
Brewing Staff Hiring Begins	December 08, 2023	
Interior Build Out Complete	December 15, 2023	
Brew House Operational / Test Brewing Begins	January 02, 2024	

Executive Chef / VP Food Ops Day 1	January 15, 2024	
Kitchen Operational	January 29, 2024	
Start Commercial Brewing For Soft Launch	February 01, 2024	
BOH / FOH Staff Hiring Begins	February 01, 2024	
Staff Training Begins	February 15, 2024	
Public House Soft Opening	March 01, 2024	Public House Soft Opening
Soft Opening	March 01, 2024	
Public House Grand Opening	March 17, 2024	